CRC Crystal Research Corporation
4952 East Encanto Street
Mesa, AZ 85205

July 7, 2009

Pamela Long
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	CRC Crystal Research Corporation File No. 333-157650 Filed April 27, 2009 Withdrawal of Registration Statement on S-1

Dear Ms. Long:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, CRC Crystal research Corporation (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 filed with the Commission on April 27, 2009 (SEC File No. 333-157650) along with any exhibits filed thereto (the "Registration Statement").

Such withdrawal is requested, as the Company negotiated the terms of an equity line financing with Auctus Private Equity Fund LLC. As a result, the Company determined that it should withdraw the S-1. Furthermore, no securities have been sold regarding the Form S-1 Registration Statement offering. The Registration Statement has not been declared effective by the Commission. CRC Crystal Research Corporation plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible. If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212.

Very truly yours,

CRC Crystal Research Corporation

By:	/s/ Kiril A. Pandelisev KIRIL A. PANDELISEV Chief Executive Officer